NEW CENTURY COMPANIES, INC.
9835 Santa Fe Springs Road
Santa Fe Springs Road, CA 90670

November 13, 2007

VIA EDGAR AND
FACSIMILE (202) 772-9218
United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Eduardo Aleman, Esq.

Re:	New Century Companies, Inc. Registration Statement on Form SB-2 File No. 333-144702

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, New Century Companies, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement referred to above be accelerated so that it will become effective at 12:00 pm, Eastern Time, on Tuesday, November 13, 2007, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

New Century Companies, Inc.

By:	/s/ David Duquette
Name:	David Duquette
Title:	Chief Executive Officer